FORMATION

Formation Capital Corporation
Suite 1730 – 999 West Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682.6205
Website: www.formcap.com

RECEIVED

2009 APR -2 P 2:33

[redacted]

09045770

SUPPL

US Securities & Exchange Commission
International Corporate Finance, Stop 3628
100 F Street, NE
Washington, DC, USA
20549
Reference #82-2783

March 26, 2009

Re: Reference File #82-2783

Attached is a copy of Formation Capital Corporation's News Release entitled, "Highest Grade Thickness Intervals Intercepted to Date on Formation's Virgin River Uranium Project". It was officially released on March 26, 2009.

Thanks and best regards,

L. Emery.

Leianne Emery
Corporate Development

Formation Capital Corporation
1730 - 999 West Hastings St.
Vancouver, BC V6C 2W2
www.formcap.com
604.682.6229

FORMATION

Formation Capital Corporation
Suite 1730 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682.6205
Website: www.formcap.com

Highest Grade-Thickness Intervals Intercepted to Date on Formation Capital's Virgin River Uranium Project

Vancouver, B.C. March 26, 2009 - Formation Capital Corporation (the "Company", FCO-TSX,) is pleased to provide its shareholders with an update on its Virgin River Uranium Project, as provided to the Company by project operator, Cameco Corporation. Located within the south-central portion of the Athabasca Basin in northern Saskatchewan, the project is a joint venture formed in 1998 between Formation Capital Corporation's wholly owned Canadian subsidiary, Coronation Mines Limited, Cameco Corporation and by AREVA Resources Canada Inc. Coronation Mines Limited owns 2% of the project with a right to increase its ownership of the project up to 10% under certain circumstances.

The 2008 diamond-drilling program consisted of 10,537.4 m in seven pilot holes and eleven follow-up wedge holes on the Centennial Deposit. The objective of the program was to complete in-fill drilling along the entire strike length, determine the across strike width, and ascertain whether additional high-grade zones are present within the deposit. Significant mineralization (> 5.0m% GT = Grade thickness = metres multiplied by % U_3O_8) was intersected in 14 of the 18 drill holes, namely in diamond drill holes VR-031, VR-031W1, VR-032R, VR-032RW1, VR-033, VR-033W1, VR-033W2, VR-034, VR-035, VR-035W2, VR-036W1, VR-036W2, VR-037 and VR-037W1 (see table below). Favourable alteration and structural disruption, as well as elevated radioactivity ranging to weak mineralization were intersected in all of the remaining drill holes completed during the 2008 drilling program on the Centennial Deposit (DDH's VR-035W1, VR-035W3, VR-036 and VR-032RW2).

The highest GT intervals were attained on the project to date. The Centennial Deposit has now been traced over a known 650 m of strike length and appears to remain open to both the north and the south. Follow-up wedge off-cuts suggest the deposit has a minimum across strike width ranging from 5 m to 27 m and is currently open to the east and west on most sections.

Significant mineralization was intersected in five of seven pilot holes; DDH VR-031, 032R, 033, 034 and 037 and has confirmed the continuity of mineralization within the northern portion of the deposit between sections 9+00N and 12+50N. Two wedge holes, DDH VR-031W1 (section 10+50N) and DDH VR-033W1 (section 9+50N), were successful in intersecting high grade mineralization. DDH VR-031W1 returned an average grade of 7.62% U_3O_8 over a thickness of 17.8 metres resulting in a grade thickness of 135.6m% while DDH VR-033W1 returned an average grade of 7.51% U_3O_8 over a thickness of 17.9 metres resulting in a grade thickness of 134.5m%. The average geochemical assays reported refer to the average of Inductively Coupled Plasma geochemical ("ICP") and Delayed Neutron Count ("DNC") method assays.

The remaining two pilot holes; DDH VR-035 and 036 and associated wedge holes identified local structural complexities associated with the extreme north and south portions of the deposit. All drill holes returned anomalous alteration, structure and locally significant mineralization.

DDH VR-036, 036W1 and 036W2 on section 12+50N were successful in intersecting structurally hosted mineralization within the Virgin River Domain basement section. DDH VR-036W2 returned an average grade of 3.33% U_3O_8 over a thickness of 20.7 metres resulting in a grade thickness of 69.0m%. DDH VR-035 on section 6+00N was successful in intersecting unconformity – hosted mineralization returning an average grade of 1.97% U_3O_8 over a thickness of 6.0 metres resulting in a grade thickness of 11.8m%. Weak mineralization and structural offsets on the unconformity were intersected in all of the follow-up wedge holes.

(cont...)

Results from the 2008 diamond drilling program can be found in the following table.

Reported results for intersections has been established as the average of the ICP and DNC split sample assay results.

Drill Hole Number	From (m)	To (m)	Thickness (m)	Grade Cut-off %	Max Grade ($\%U_3O_8$)	Avg Grade ($\%U_3O_8$)	GT (mX%)
DDH VR-031	788.7	804.5	15.8	0.1	9.89	0.90	14.2
(includes)	790.2	792.7	2.5	1.0	2.15	1.14	2.8
(includes)	795.5	797.8	2.3	1.0	5.38	2.40	5.5
(includes)	802.7	803.5	0.8	1.0	9.89	5.57	4.5
DDH VR-031W1	790.9	808.7	17.8	0.1	35.45	7.62	135.6
(includes)	790.9	801.0	10.1	1.0	35.45	9.64	97.3
(includes)	804.7	808.7	4.0	1.0	18.95	9.38	37.5
DDH VR-032R	804.4	817.0	12.6	0.1	2.21	0.78	9.8
(includes)	809.0	815.0	6.0	1.0	2.21	1.29	7.8
DDH VR-032RW1	802.9	821.0	18.1	0.1	3.07	1.00	18.1
(includes)	806.8	819.7	12.9	1.0	3.07	1.27	16.4
DDH VR-032RW2	803.2	815.7	12.5	0.1	2.11	0.28	3.5
(includes)	815.4	815.7	0.3	1.0	2.11	2.11	0.6
DDH VR-033	782.0	793.0	11.0	0.1	14.00	3.03	33.4
(includes)	783.9	792.4	8.5	1.0	14.00	3.85	32.7
DDH VR-033W1	783.4	801.3	17.9	0.1	66.85	7.51	134.5
(includes)	790.0	801.3	11.3	1.0	66.85	11.58	130.9
DDH VR-033W2	792.0	801.6	9.6	0.1	11.05	3.57	34.3
(includes)	793.5	801.6	8.1	1.0	11.05	4.17	33.8
DDH VR-034	789.6	800.9	11.3	0.1	15.58	2.14	24.2
(includes)	791.6	794.0	2.4	1.0	2.75	1.19	2.9
(includes)	798.4	800.9	2.5	1.0	15.58	7.73	19.3
DDH VR-035	802.8	808.8	6.0	0.1	11.38	1.97	11.8
(includes)	805.3	807.8	2.5	1.0	11.38	4.33	10.8
DDH VR-035W1	810.4	818.4	8.0	0.1	0.89	0.25	2.0
(includes)	812.9	816.1	3.2	0.5	0.89	0.46	1.5
DDH VR-035W2	817.5	819.6	2.1	1.0	6.32	2.55	5.4
DDH VR-035W3	802.9	806.8	3.9	0.1	4.74	1.01	3.9
(includes)	803.7	805.2	1.5	1.0	4.74	2.37	3.6
DDH VR-036	842.5	847.5	5.0	0.1	0.76	0.22	1.1
(includes)	843.3	843.7	0.4	0.5	0.76	0.76	0.3
DDH VR-036W1	820.8	843.3	22.5	0.1	8.43	1.30	29.3
(includes)	827.2	832.4	5.2	1.0	8.43	2.34	12.1
(includes)	837.9	842.4	4.5	1.0	7.03	3.12	14.1
DDH VR-036W2	829.9	850.6	20.7	0.1	18.90	3.33	69.0
(includes)	830.9	832.9	2.0	1.0	2.22	1.15	2.3
(includes)	839.6	849.1	9.5	1.0	18.90	6.59	62.6
DDH VR-037	798.5	801.4	2.9	0.1	13.65	4.02	11.6
(includes)	799.5	801.4	1.9	1.0	13.65	6.08	11.6
DDH VR-037W1	788.6	794.2	5.6	0.1	15.90	4.61	25.8
(includes)	789.6	793.2	3.6	1.0	15.90	7.08	25.5

(cont…)

A 2009 diamond drilling program is currently in progress on the Centennial Deposit with a budget of $4.0 million. To date, over $19.5 million has been spent on the project exploring for a large unconformity-type deposit that has resulted in the discovery of the Centennial Deposit. Project representatives are pleased with the success of the program and are looking forward to the winter / summer 2009 drill program.

All uranium assays were carried out by the Saskatchewan Research Council (SRC) of Saskatoon, Saskatchewan. Mr. Eric (Rick) Honsinger, P.Geo., of Formation Capital Corporation, is the Qualified Person who has reviewed and approved the content of this news release based on an examination of the data submitted to the Company by the project operator Cameco Corporation. A location map of the project and drill hole location plan map will be made available on the Company's website at http://www.formcap.com/.

Formation Capital Corporation
"Mari-Ann Green"
Mari-Ann Green
C.E.O.

For further information please contact:
Rick Honsinger, P.Geo, V.P. Corporate Communications
Formation Capital Corporation, 1730 - 999 West Hastings Street, Vancouver, BC, V6C 2W2
604-682-6229, Email: inform@formcap.com - Or visit our Web site at: formcap.com

FORMATION

Formation Capital Corporation
Suite 1730 – 999 West Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682.6205
Website: www.formcap.com

US Securities & Exchange Commission
International Corporate Finance, Stop 3628
100 F Street, NE
Washington, DC, USA
20549
Reference #82-2783

March 25, 2009

Re: Reference File #82-2783

Attached is a copy of Formation Capital Corporation's News Release entitled, "No Appeals Filed Against Formation's Idaho Cobalt Project NPDES Permit". It was officially released on March 25, 2009.

Thanks and best regards,

L. Emery

Leianne Emery
Corporate Development

Formation Capital Corporation
1730 - 999 West Hastings St.
Vancouver, BC V6C 2W2
www.formcap.com
604.682.6229

Formation

Formation Capital Corporation
Suite 1730 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682.6205
Website: formcap.com

No Appeals Filed Against Formation's Idaho Cobalt Project NPDES Permit

Vancouver, B.C., March 25, 2009 - Formation Capital Corporation ("Formation", FCO-TSX) is pleased to announce that its 100% owned subsidiary, Formation Capital Corporation, U.S. (the Company) has been informed by the U.S. Environmental Protection Agency, Region 10 (EPA) that no appeals were filed against the National Pollutant Discharge Elimination System (NPDES) permit for the Idaho Cobalt Project (ICP).

"This is a very significant and positive development for the project", stated Guy Jeske, General Manager for the ICP. "A great deal of the permitting process revolves around the issue of water quality. The Company's commitment to ensure the mine will have no effect on the quality of water in the basin is clearly evident here".

Bill Scales, President of the Company, added, "The NPDES permit is now final and cannot be appealed judicially. The NPDES permit is one of the three main items required by the Forest Service before the project can proceed. The second requirement is the final revision to the Plan of Operation, which will be completed after the Regional Forester upholds the Record of Decision for the ICP, expected towards the end of April. The third requirement is the placement of an appropriate reclamation bond, which is part of the mine financing."

As previously announced in a Formation news release dated February 11, 2009, the NPDES permit allows the Company to discharge treated water from the ICP to Big Deer Creek and outlines the terms and conditions necessary to ensure compliance. In addition, included with the NPDES permit is the Idaho Department of Environmental Quality (IDEQ) Final Section 401 Water Quality Certification stating that the terms and conditions of the NPDES permit comply with Idaho Water Quality Standards.

Once in production, Formation's Idaho Cobalt Project will provide the United States with high purity super alloy grade cobalt metal required for critical applications such as the construction of jet airplane engines, land based turbines, catalysts for coal and gas to liquid technology, and batteries used in hybrid and electric cars. It will also provide close to 200 well paying jobs in Lemhi and Shoshone Counties in Idaho, and generate over US$8 million in tax revenues for the County, State and Federal governments. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green, C.E.O.

For further information please contact:
E.R. (Rick) Honsinger, P.Geo., V.P. Corporate Communications
Formation Capital Corporation, 1730 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229, Investor Relations: Email: inform@formcap.com - Or visit our Web site at: formcap.com